                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING           +--------------+
                                                                |   SEC FILE   |
(Check One): [ ] Form 10-K   [ ] Form 10-KSB  [ ] Form 20-F     |    NUMBER    |
             [ ] Form 11-K   [X] Form 10-Q    [ ] Form 10-QSB   |   0-21900    |
             [ ] Form N-SAR                                     +--------------+

For Period Ended: March 31, 1999                                +--------------+
                                                                | CUSIP NUMBER |
                [ ] Transition Report on Form 10-K              | 86742Q 10 6  |
                [ ] Transition Report on Form 20-F              +--------------+
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant: Sundance Homes, Inc.

--------------------------------------------------------------------------------
Former Name if Applicable
N/A
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
150 West Center Court
--------------------------------------------------------------------------------
City, State and Zip Code
Schaumburg, Illinois 60195
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[_] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See attached.

                                               (Attach Extra Sheets if Needed)

SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
       Joseph R. Atkin                   847               255-5555
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See attached.
================================================================================

                             Sundance Homes, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 17, 1999                      By /s/ Joseph R. Atkin
    ------------------------------        --------------------------------------
                                          Joseph R. Atkin, Vice President and
                                                         Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                              SUNDANCE HOMES, INC.
                              --------------------

                  Form 12b-25 With Respect to Quarterly Report
               on Form 10-Q for the Quarter Ended March 31, 1999



                                    PART III

   The subject quarterly report on Form 10-Q for the quarter ended March 31, 1999 could not be filed without unreasonable effort or expense due to the required commitment of management's time associated with its completing its proposed transaction with Centex Homes which the Company plans to complete during the third quarter of 1999. Therefore, the Company will file the subject quarterly report on or before the 5th calendar day following the prescribed due date.


                                    PART IV

   The Company's results of operations for the quarter ended March 31, 1999, are expected to change significantly from the results of operations reported for the quarter ended March 31, 1998.

   The Company will be reflecting a pre-tax charge of approximately $6,000,000, related to the sales of its suburban assets to Centex. This transaction is expected to close during June 1999. Furthermore, the Company will record a charge to earnings in the quarter ended March 31, 1999 of approximately $3,200,000 to increase it's reserve related to the net deferred tax asset resulting from the current quarter net operating loss.

   The Company expects to report a net loss for the quarter ending March 31, 1999, in excess of $8,000,000, as compared to a net loss of $1,105,000 in the quarter ending March 31, 1998.

   Although the Company's net revenues for the quarter ending March 31, 1999 totaled approximately $33,400,000, a 25% increase over revenues of $25,059,000 during the quarter ended March 31, 1998, increases in cost of sales and the effect of the Centex transaction have negatively impacted earnings.